UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GigPeak, Inc.

(Name of Subject Company)

Glider Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Integrated Device Technology, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37518Q109

(Cusip Number of Class of Securities)

Matthew Brandalise, Esq.

General Counsel and Secretary

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

(408) 284-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Mark V. Roeder

Josh Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$230,873,760.02	$26,758.27

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 67,641,585, the number of outstanding shares of GigPeak, Inc. common stock, multiplied by $3.08, the offer price, (ii) 6,894,399, the number of shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $3.08 per share, multiplied by $0.82, which is the offer price of $3.08 minus the weighted average exercise price for such options of $2.26 per share, (iii) 5,470,038 shares of common stock underlying restricted stock units, multiplied by the offer price of $3.08 per share, and (iv) 36,554, the number of shares of common stock issuable pursuant to the exercise of outstanding warrants with an exercise price less than the offer price of $3.08 per share, multiplied by $1.00, which is the offer price of $3.08 minus the weighted average exercise price for such warrants of $2.08 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of March 1, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,758.27	Filing Party: Integrated Device Technology, Inc. and Glider Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 7, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on March 7, 2017 by Glider Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Integrated Device Technology, Inc. (“IDT”) and IDT, a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share of GigPeak, Inc. (“GigPeak”), a Delaware corporation, including the associated purchase rights for Series A Junior Preferred Stock of GigPeak (the “Rights”) issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the common stock, the “Shares”), at a price of $3.08 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated March 7, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.	Additional Information

Section 17 — “Certain Legal Matters; Regulatory Approvals — Litigation” of the Offer to Purchase is hereby amended and supplemented by replacing the last three paragraphs of such subsection:

On February 17, 2017, a purported stockholder class action complaint was filed in the Superior Court of the State of California in and for the County of Santa Clara against GigPeak, the members of the board of directors of GigPeak, as well as against IDT and Purchaser, captioned Carbajal v. GigPeak Inc., et al., Case No. 17CV306571 (the “California State Action”). The complaint alleges that the members of GigPeak’s board of directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell GigPeak without first taking steps to ensure that Plaintiff and all the other public shareholders of GigPeak would obtain adequate, fair and maximum consideration under the circumstances and (ii) engineering the Offer and the Merger Agreement to benefit themselves and/or IDT without regard for the public shareholders of GigPeak, and alleges that GigPeak, IDT and Purchaser aided and abetted such breaches of fiduciary duties. The complaint seeks to enjoin any transaction, declaratory relief, certain other equitable relief, and unspecified damages and attorneys’ fees and costs. On February 24, 2017, Plaintiff requested voluntary dismissal of the California State Action. On March 7, 2017, the Court dismissed the California State Action without prejudice.

On March 8, 2017, a purported stockholder class action complaint was filed in the United States District Court of the District of Delaware against GigPeak, the members of the board of directors of GigPeak, as well as against IDT and Purchaser, captioned Gusinsky Rev. Trust v. GigPeak Inc. et al., Case No. 1:17-cv-00241-UNA (the “Delaware Action”). On March 13, 2017 and March 16, 2017 respectively, two purported stockholder class action complaints were filed in the United States District Court of the Northern District of California against GigPeak and the members of the board of directors of GigPeak, captioned Mendoza v. GigPeak Inc. et al., Case No. 1:17-cv-01351 (the “Mendoza Action”) and Travis v. GigPeak Inc. et al., Case No. 1:17-cv-01441 (the “Travis Action”) (together, the “California Federal Actions”). Both the Delaware Action and the Mendoza Action complaints allege that the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation Statement”) filed by GigPeak with the SEC on March 7, 2017 violates Sections 14(e), 14(d) and 20(a) of the Exchange Act. The Travis Action complaint alleges that the Solicitation Statement violates Sections 14(e) and 20(a) of the Exchange Act. The California Federal Actions and Delaware Action complaints allege, inter alia, that the Solicitation Statement omits material information regarding the transactions contemplated by the Merger Agreement, which renders the Solicitation Statement false and misleading. The Delaware Action and Mendoza Action complaints seek to enjoin any transaction, declaratory relief, certain other equitable relief, and unspecified damages and attorneys’ fees and costs. The Travis Action complaint seeks to enjoin any transaction, certain other equitable relief, and unspecified damages and attorneys’ fees and costs.

IDT and Purchaser intend to vigorously defend against these Actions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

GLIDER MERGER SUB, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

INTEGRATED DEVICE TECHNOLOGY, INC.

By:	/s/ Gregory L. Waters
	Name:	Gregory L. Waters
	Title:	President and Chief Executive Officer (duly authorized officer)

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated March 7, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on March 7, 2017.*

(a)(5)(i)	Joint press release issued by GigPeak, Inc. and Integrated Device Technology, Inc. announcing the signing of the merger agreement on February 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(a)(5)(ii)	IDT Presentation at meeting for employees of GigPeak on February 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(a)(5)(iii)	Transcript of portions of the conference call held by Integrated Device Technology, Inc. on February 14, 2017 and relating to the proposed acquisition of GigPeak, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 15, 2017).*

(a)(5)(iv)	Letter to GigPeak customers dated February 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Integrated Device Technology, Inc. with the SEC on February 16, 2017).*

(a)(5)(v)	Press release issued by Integrated Device Technology, Inc. announcing commencement of the offer on March 7, 2017.*

(b)	Commitment Letter, dated February 13, 2017, by and between JPMorgan Chase Bank, N.A. and Integrated Device Technology, Inc.*

(d)(1)	Agreement and Plan of Merger, dated February 13, 2017, by and among GigPeak, Inc., Integrated Device Technology, Inc. and Glider Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(d)(2)(i)	Mutual Nondisclosure Agreement, dated January 11, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.*

(d)(2)(ii)	Mutual Nondisclosure Agreement, dated January 18, 2017, by and between Integrated Device Technology, Inc. and GigPeak, Inc.*

(d)(3)	Tender and Support Agreement, dated February 25, 2015, by and among Integrated Device Technology, Inc., Glider Merger Sub, Inc., Dr. Avi Katz, Neil J. Miotto, Kimberly D.C. Trapp, Frank Schneider, John J. Mikulsky, and Joseph J. Lazzara (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Integrated Device Technology, Inc. with the SEC on February 13, 2017).*

(d)(4)(i)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.*

(d)(4)(ii)	Employment Letter, dated February 7, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.*

(d)(4)(iii)	Employment Letter, dated February 8, 2017, by and between Integrated Device Technology, Inc. and Darren Ma.*

(d)(4)(iv)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Andrea Betti-Berutto.*

Index No.

(d)(4)(v)	Amended and Restated Employment Letter, dated February 28, 2017, by and between Integrated Device Technology, Inc. and Raluca Dinu.*

(d)(5)	Non-Competition and Non-Solicitation Agreement, dated February 13, 2017, by and between Integrated Device Technology and Dr. Avi Katz.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed